Exhibit 99.2

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

JUNE 30, 2023

(Expressed in US Dollars)

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

	Note	June 30, 2023 $	December 31, 2022 $
CURRENT ASSETS
Cash and cash equivalents	4	261,820	636
Accounts Receivables		12	4
Prepaids		1,575	1,297

		263,407	1,937

NON-CURRENT ASSETS
Property, plant and equipment	7	83,381	3,936
Exploration and evaluation assets	8	593	9,514
Investment in Green Technology Metals	5	6,314	7,451
Investment in Ascend Elements	6	5,000	5,000

		95,288	25,901

TOTAL ASSETS		358,695	27,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities		14,556	9,913
Current portion of long-term liabilities		751	724
GM transaction derivative liability	9	5,098	—
Loan from Parent	10	45,353	43,572

		65,758	54,209

LONG-TERM LIABILITIES
Other liabilities	11	4,733	7,568
Reclamation and remediation costs		640	478

		5,373	8,046

TOTAL LIABILITIES		71,131	62,255

DIVISIONAL EQUITY
Net parent investment		538,823	226,009
Deficit		(251,259)	(260,426)

TOTAL DIVISIONAL EQUITY		287,564	(34,417)

TOTAL LIABILITIES AND DIVISIONAL EQUITY		358,965	27,838

Subsequent event (Note 16)

Approved for issuance on September 28, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023 $	2022 $	2023 $	2022 $
EXPENSES
Exploration expenditures
Engineering		-	6,412	782	12,200
Consulting, salaries and other compensation		-	2,544	2,503	4,844
Permitting, environmental and claim fees		-	1,582	268	2,345
Field supplies and other		-	352	14	621
Depreciation		-	568	196	743
Drilling and geological expenses		-	566	98	888

		-	12,024	3,861	21,641

General and Administrative (allocation of corporate costs)		-	-		-
Salaries, benefits and other compensation		2,401	894	3,412	1,855
Office and administration		599	473	968	842
Professional fees		1,577	740	1,634	1,089
Investor relations, regulatory fees and travel		528	407	804	546

		5,105	2,514	6,818	4,332

		5,105	14,538	10,679	25,973

OTHER ITEMS
Transaction costs		2,802	-	6,830	-
Gain on change in fair value of GM transaction derivative liability	9	(19,036)	-	(28,096)	-
Loss on change in fair value of Green Technology Metals’ shares	5	323	-	1,137	-
Finance cost		(34)	1,008	335	2,004
Other income		(44)	2	(52)	(38)

		(15,989)	1,010	(19,846)	1,966

NET (INCOME)/ LOSS		(10,884)	15,548	(9,167)	27,939

3

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(Unaudited)

(Expressed in thousands of US dollars)

	Net parent investment $	Deficit $	Divisional equity $
Balance, December 31, 2021	150,942	(192,628)	(41,686)

Net parent investment	33,739	-	33,739

Net loss	-	(27,939)	(27,939)

Balance, June 30, 2022	184,681	(220,567)	(35,886)

Balance, December 31, 2022	226,009	(260,426)	(34,417)

Net parent investment	312,814	-	312,814

Net income	-	9,167	9,167

Balance, June 30, 2023	538,823	(251,259)	287,564

4

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Six Months Ended June 30,
	Note	2023 $	2022 $
OPERATING ACTIVITIES
Net income/(loss)		9,167	(27,939)
Items not affecting cash and other items:
Equity compensation	12	97	583
Depreciation		196	743
Loss on change in fair value of Green Technology Metals shares	5	1,137	-
Gain on change in fair value of GM transaction derivative liability	9	(28,096)	-
Other items		551	19
Changes in working capital items:
Decrease /(increase)in receivables, prepaids and deposits		2,064	(409)
Decrease /(increase)in accounts payable, accrued liabilities and other liabilities		(12,336)	945

Net cash used in operating activities		(27,220)	(26,058)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(56,296)	(891)
Additions to exploration and evaluation assets		(170)	(3,256)

Net cash used in investing activities		(56,466)	(4,147)

FINANCING ACTIVITIES
Net parent investment - capital contributions		40,285	31,351
Net parent investment - gross proceeds from GM transaction		320,148	-
Payment of expenses related to the GM transaction		(15,206)	-
Lease payments		(357)	(151)

Net cash provided by financing activities		344,870	31,200

CHANGE IN CASH AND CASH EQUIVALENTS		261,184	995
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		636	933

CASH AND CASH EQUIVALENTS - END OF THE PERIOD		261,820	1,928

5

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	BACKGROUND AND NATURE OF OPERATIONS

The North American Division of Lithium Americas Corp. (“LAC North America”) represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp (“Lithium Americas,” “LAC” or the “Parent”) that are to be separated from the existing group and spun out to shareholders. As at June 30, 2023, LAC North America principally held the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada (“Thacker Pass”), which is in the development stage.

On January 23, 2023, 1397468 B.C. Ltd. (“New LAC”) was incorporated by Lithium Americas under the laws of British Columbia, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas’ North American and Argentina business units into two independent public companies (the “Separation”) that include: (i) an Argentina focused lithium company owning Lithium Americas’ current interest in its Argentine lithium assets, including the Cauchari-Olaroz project, and (ii) a North America focused lithium company owning Thacker Pass and Lithium Americas’ North American investments, which will be re-named “Lithium Americas Corp.” upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC (“Arrangement”). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in Thacker Pass, Lithium Americas’ North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North America, the remaining proceeds of an equity investment by General Motors Holdings LLC (“General Motors” or “GM”) designated to be spent on Thacker Pass and a cash transfer of $75 million from Lithium Americas to New LAC pursuant to the Arrangement. Upon completion of the Arrangement, New LAC’s common shares will be held directly by shareholders of Lithium Americas, accomplished through a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE. New LAC filed its registration statement on Form 20-F in August 2023, as amended in September 2023, to register New LAC common shares under the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”).

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors pursuant to which GM has agreed to make a $650,000 investment (the “Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320,148 first tranche investment (“Tranche 1 Investment”) in the form of GM’s subscription for 15,002 subscription receipts of Lithium Americas, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Lithium Americas, having been completed on February 16, 2023 and the gross proceeds released from escrow.

6

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	BACKGROUND AND NATURE OF OPERATIONS (continued)

Pursuant to agreements with GM, the warrant and second tranche subscription agreement (related to the anticipated second tranche investment of approximately $330,000 by GM) between GM and LAC will be terminated and replaced by corresponding agreements between GM and New LAC (Note 9) such that the proceeds will be received by LAC North America.

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, would provide up to 75% of Thacker Pass’ total capital costs for construction. The Parent’s, Division’s and New LAC’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2.	BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out interim financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These carve-out interim financial statements should be read in conjunction with LAC North Americas carve-out annual financial statements for the year ended December 31, 2022 (“2022 Carve-out Financials”), which have been prepared in accordance with IFRS. Transactions and balances between LAC North America and the Parent are reflected as related party transactions within these financial statements.

The accompanying carve-out interim financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses of Thacker Pass, specified investments, transactions and balances arising from the GM funding, as well as certain costs related to the management of LAC North America by Lithium Americas. Such costs have been allocated to LAC North America from the shared corporate expenses of Lithium Americas based on the estimated level of involvement of Lithium Americas management and employees with LAC North America. LAC North America has operated as a division of Lithium Americas and not as a stand-alone company. LAC North America receives services and support from Lithium Americas and is dependent upon Lithium Americas’ ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Lithium Americas staff who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Lithium Americas has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Parent’s cash transactions on behalf of LAC North America are reflected either as loan from Parent within liabilities or as net Parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with the Parent or related to amounts attributed to LAC North America from the activities of the Parent.

7

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2.	BASIS OF PREPARATION AND PRESENTATION (continued)

The net parent investment represents Lithium Americas’ interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The loan from Parent balance will be contributed to the equity of New LAC at the time of closing the Arrangement.

Management believes the assumptions and allocations underlying the carve-out interim financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lithium Americas to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Lithium Americas. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Lithium Americas.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, should LAC North America be separated from Lithium Americas, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Parent. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from the Parent for the periods presented.

3.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these carve-out interim financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

The nature and number of significant estimates and judgments made by management in applying the accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Carve-out Financials, except as described below.

8

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimation Uncertainty and Accounting policy judgments

Accounting for the Agreements with General Motors

LAC North America’s accounting for the agreements with General Motors involved judgment, specifically in its assumption that its shareholders will approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in LAC North America’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (see Note 9 and Note 16).

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of LAC’s share price.

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study on January 31, 2023, the release of the “Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of December 31, 2022, the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. LAC North America entered into an engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass were transferred to property, plant and equipment from exploration and evaluation assets and capitalization of development costs commenced February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants.

9

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on these carve-out interim financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures.

The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. These amendments did not impact these carve-out interim financial statements.

4.	CASH AND CASH EQUIVALENTS

	June 30, 2023 $	December 31, 2022 $
Cash and cash equivalents	261,820	636

	261,820	636

Cash and cash equivalents include the remaining net proceeds of the Tranche 1 Investment.

5.	INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”), a North American focused lithium exploration and development public company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at June 30, 2023, LAC North America holds approximately 13,301 common shares, representing approximately 5% of the issued and outstanding shares of Green Technology Metals with a fair value of $6,314 determined based on the market price of Green Technology Metals’ shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $1,137 was recognized in the statements of comprehensive loss for the six months ended June 30, 2023.

10

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at June 30, 2023, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

7.	PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project $	Equipment and machinery $	Other[1] $	Total $
Cost
As at December 31, 2021	—	1,317	3,340	4,657

Additions	—	1,265	897	2,162

As at December 31, 2022	—	2,582	4,237	6,819

Transfers from E&E (Note 8)	9,091	—	—	9,091
Additions	70,861	161	134	71,156
Disposals	—	—	(166)	(166)

As at June 30, 2023	79,952	2,743	4,205	86,900

	Thacker Pass Project $	Equipment and machinery $	Other[1] $	Total $
Accumulated depreciation
As at December 31, 2021	—	814	549	1,363

Depreciation for the year	—	748	772	1,520

As at December 31, 2022	—	1,562	1,321	2,883

Depreciation for the period	—	284	431	715
Disposals	—	—	(79)	(79)

As at June 30, 2023	—	1,846	1,673	3,519

	Thacker Pass Project	Equipment and machinery $	Other[1] $	Total $
Net book value
As at December 31, 2021	—	503	2,791	3,294

As at December 31, 2022	—	1,020	2,916	3,936

As at June 30, 2023	79,952	897	2,532	83,381

[1]	The “Other” category includes right of use assets with a cost of $3,025 and $1,182 of accumulated depreciation as at June 30, 2023.

11

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

$

Exploration and evaluation assets, as at December 31, 2021	5,747

Additions	4,120
Write off of non-Thacker Pass assets	(353)

Exploration and evaluation assets, as at December 31, 2022	9,514

Additions	170
Transfers to PP&E (Note 7)	(9,091)

Total exploration and evaluation assets, as at June 30, 2023	593

Upon commencement of development of Thacker Pass, the capitalized costs of Thacker Pass were transferred from exploration and evaluation assets to property, plant and equipment and LAC North America began to capitalize development costs starting February 1, 2023 (Note 3).

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

LAC North America has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from Thacker Pass.

•	20% royalty on revenue solely in respect of uranium;

•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

9.	AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of Lithium Americas, with the funds presented as part of the net parent investment in LAC North America. In connection with the first tranche of GM’s investment, Lithium Americas and GM also entered into (a) a warrant certificate and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

12

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	AGREEMENTS WITH GENERAL MOTORS (continued)

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, upon Separation, the GM Tranche 2 Agreements are terminated and replaced by corresponding agreements between New LAC and GM. The second tranche investment will be implemented either through the exercise of the warrants or a purchase of common shares under the subscription agreement (or replacement New LAC agreements), which would result in the automatic termination of the warrants.

In accordance with the warrant certificate, GM may acquire 11,891 common shares of Lithium Americas at $27.74 per share for an aggregate purchase price of $329,852. The warrants expire in February 2026, except as described below.

Unless terminated earlier, the warrant is exercisable if the contemplated separation of the Argentine and US businesses has not occurred prior to December 31, 2023, Lithium Americas announces separation will not occur, or there has been a change of control of Lithium Americas.

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of Lithium Americas subject to the satisfaction of certain conditions precedent, including the condition that LAC North America secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition”). The subscription agreement calls for an aggregate purchase price of up to $330,000, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which becomes fixed upon notice that the Funding Condition has been met) and (b) $27.74 per share, subject to approval by Lithium Americas’ shareholders (see Note 16).

Pursuant to the GM Tranche 2 Agreements, GM’s investment is limited to 19.9% of Lithium Americas’ common shares. Lithium Americas is required to seek approval from its shareholders to (a) increase the maximum number of shares that can be held by GM, in which case the maximum will be 30% of issued and outstanding common shares; and (b) authorize the ceiling price of $27.74 per share in the subscription agreement. Upon approval of the ceiling price in the subscription agreement, the warrant is automatically terminated.(see Note 16).

In the event Lithium Americas’ contemplated separation of the Argentine and US businesses is completed before the closing of the second tranche, the warrants and the subscription agreement will be automatically cancelled for 1 common share each and, in their place, new warrant certificate and subscription agreements will be executed by New LAC. The terms of New LAC warrant and subscription agreement will substantially mirror the agreements previously executed by Lithium Americas, subject to the shares and price being adjusted by New LAC value ratio, such that GM’s second tranche investment of up to $330,000 will be made in New LAC.

The GM Tranche 2 Agreements are treated as a single combined derivative since the Agreements may result in the issuance of a variable number of shares for the fixed subscription price, initially measured at fair value and subsequently carried at fair value through profit and loss.

13

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	AGREEMENTS WITH GENERAL MOTORS (continued)

LAC North America recorded the GM Tranche 2 Agreements derivative at an initial fair value of $33,194 and the net proceeds of Tranche 1 investment as a contribution from Parent. Financial advisory fees of approximately $16,803 and other transaction costs of $174 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the net parent investment. Financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$

GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	28,096

As of June 30, 2023	(5,098)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of June 30, 2023 was estimated with the following inputs: volatility of 46.47%, LAC’s share price of $20.21, a risk-free rate of 5.71%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to June 30, 2023, of $28,096 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in Lithium Americas’ (and, following Separation, New LAC’s) share price and the assumed volatility of common shares. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at June 30, 2023, compared to January 30, 2023, of Lithium Americas’ market share price from $21.99 to $20.21, a decrease in volatility assumption from 58.34% to 46.47%, partially offset by an increase in risk-free rate from 4.77% to 5.72%. A reduction/increase of Lithium Americas’ share price by 10% would result in a corresponding reduction/increase of the derivative value by 88% and 129% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 91% and 104% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. LAC North America has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000.

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LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	LOAN FROM PARENT

	June 30, 2023 $	December 31, 2022 $
Loan from Parent
Loan from Parent	45,353	43,572

	45,353	43,572

LAC North America entered into a line of credit agreement with Lithium Americas dated effective January 1, 2020, for funding of Thacker Pass expenditures. The line of credit is for $40,000 in total and each drawdown has a maturity of December 31, 2023, and an interest rate of 9% per annum. As at June 30, 2023, LAC North America had drawn $40,000 from the loan from Parent. Interest accrued on the loan as at June 30, 2023 was $5,353.

11.	OTHER LIABILITIES

	June 30, 2023 $	December 31, 2022 $
Other liabilities
Lease liabilities	1,233	1,618
Mining contractor liability	3,500	5,950

	4,733	7,568

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

15

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	EQUITY COMPENSATION

Equity Incentive Plan

LAC North America’s employees participate in Lithium Americas’ equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Lithium Americas’ board of directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase Lithium Americas common shares (“Stock Options”); and (2) awarded deferred share units (“DSUs”) restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into Lithium Americas’ common shares upon vesting.

The exercise price of each stock option is based on the fair market price of Lithium Americas common shares at the time of the grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the six months ended June, 2023, Lithium Americas granted 127 (2022 – 96) RSUs to Lithium Nevada Corp. (“Lithium Nevada”) employees and consultants. The total estimated fair value of the RSUs was $3,209 (2022 – $2,363) based on the market value of Lithium Americas’ shares on the grant date.

As at June 30, 2023, there was $2,739 (2022 – $1,714) of total unamortized compensation cost relating to unvested RSUs. During the six months ended June 30, 2023, stock-based compensation expense related to RSUs of $70 was charged to operating expenses (2022 – $488).

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2021	310	6.02

Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)

Balance, RSUs outstanding as at December 31, 2022	330	10.01

Converted into shares	(15)	(24.17)
Granted	127	25.27

Balance, RSUs outstanding as at June 30, 2023	442	13.42

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LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	EQUITY COMPENSATION (continued)

Stock Options

No stock options were granted by Lithium Americas to Lithium Nevada employees during the six months ended June 30, 2023, and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	340	7.30

Exercised	(220)	(6.76)

Balance, stock options outstanding as at December 31, 2022	120	8.30

Exercised	(120)	(8.30)

Balance, stock options outstanding as at June 30, 2023	-	-

The weighted average Lithium Americas share price at the time of exercise of options during the six months ended June 30, 2023, was CDN$32.15 (2022 – CDN$40.62).

During the six months ended June 30, 2023, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2022 – $Nil).

Performance Share Units

16 PSUs were granted by Lithium Americas to Lithium Nevada employees during the six months ended June 30, 2023 (2022 – 5). As at June 30, 2023, there was $640 of total unamortized compensation cost relating to unvested PSUs (2022—$285). During the six months ended June 30, 2023, equity compensation expense related to PSUs of $11 was charged to operating expenses (2022—$95).

A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, ($)
Balance, PSUs outstanding as at December 31, 2021	113	7.31

Granted	5	41.99

Balance, PSUs outstanding as at December 31, 2022	118	8.79

Granted	16	38.84

Balance, PSUs outstanding as at June 30, 2023	134	12.38

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LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent company

As described in Note 2, LAC North America is funded via a loan from Lithium Americas (recorded within liabilities (Note 10)) or capital contributions (recorded within net Parent investment in equity). The net Parent investment represents Lithium Americas’ interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent company costs

Certain costs related to LAC North America incurred by the Parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss (Note 2).

14.	SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation phase and transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

15.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis.

Cash and cash equivalents, receivables, and loan from Parent are measured at amortized cost on the carve-out statement of financial position. As at June 30, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy (Note 5), the GM Tranche 2 Agreements derivative (Note 9) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (Note 6).

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LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	FINANCIAL INSTRUMENTS (continued)

LAC North America manages risks to minimize potential losses. The main objective of LAC North America’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. LAC North America’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) with two major Canadian banks and investing in US treasury bills and other short-term investments that are guaranteed by the Canadian government or Canadian chartered banks. Expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due. LAC North America’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at June 30, 2023, LAC North America had a cash and cash equivalents of $261,820 to settle current liabilities of $67,601 (Note 1). Current liabilities include the GM Tranche 2 Agreements derivative which will be settled in shares.

16.	SUBSEQUENT EVENT

On July 31, 2023, at the Lithium Americas’ annual, general and special meeting Lithium Americas’ shareholders approved the proposed reorganization of Lithium Americas that will result in the separation of Lithium Americas into Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and New LAC (“Lithium Americas (NewCo)”). Additionally, in connection with second tranche of the $650,000 investment by GM, the Lithium Americas’ shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of Lithium Americas’ (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which the second tranche of GM’s investment would be made.

On August 4, 2023, LAC North America also obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation. In August 2023, 1397468 B.C. Ltd. filed it’s 20-F registration statement to register Lithium Americas (NewCo) common shares under the U.S. Securities Exchange Act of 1934. The Separation remains subject to certain regulatory approvals and closing conditions, The Separation is targeted to become effective in early October 2023.

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